UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION
             WASHINGTON, D.C. 20549

                  FORM U-3A-2

STATEMENT CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT
                    OF 1935

           SOUTHWEST GAS CORPORATION

(Exact name of registrant as specified in its charter)

California                                 88-0085720
(State or other jurisdiction of        (I.R.S. Employer
incorporation or organization)     Idenification No.)

5241 Spring Mountain Road
Post Office Box 98510
Las Vegas, Nevada
(Address of principal executive offices)



Robert M. Johnson
Assistant General Counsel
Southwest Gas Corporation
5241 Spring Mountain Road
P.O. Box 98510
Las Vegas, NV  89193-8510
(name and address of agent for service)


The Commission is requested to send copies of all notices, orders and communications in connection with this Form U-
3A-2 to:

Margaret A. Moore
Van Ness Feldman, P.C.
Seventh Floor
1050 Thomas Jefferson Street, N.W.
Washington, D.C.  20007

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE PROVISIONS OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

SOUTHWEST GAS CORPORATION

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility
Holding Company Act of 1935, as amended (Act), and submits the following information.

     1.     NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF
     BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF,
     OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR
     FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY
     OR INDIRECTLY HOLDS AN INTEREST.

                    CLAIMANT

Southwest Gas Corporation (Southwest) is incorporated under the laws of the State of California and has its principal place of business at 5241 Spring
Mountain Road, P.O. Box 98510, Las Vegas, NV 89193-8510.
Southwest is directly engaged in the business of purchasing, transporting, and distributing natural gas to 1,531,000 residential, commercial, and industrial customers in portions of Arizona, Nevada and California.

Southwest's operations are overseen by the Arizona
Corporation Commission (ACC), the Public Utilities
Commission of Nevada (PUCN), and the California Public
Utilities Commission (CPUC). These commissions regulate
Southwest's rates, practices, facilities, and service territories in Arizona, Nevada, and California. The CPUC also regulates the issuance of all securities by Southwest, with the exception of short-term borrowings.
Certain accounting practices, transmission facilities, and rates are subject to regulation by the Federal Energy
Regulatory Commission (FERC).

            NONUTILITY SUBSIDIARIES

  Paiute Pipeline Company (Paiute), a wholly-owned subsidiary of Southwest, is a corporation incorporated under the laws of the State of Nevada and has its principal place of business at 5241 Spring Mountain Road, P.O. Box 98510, Las Vegas, NV 89193-8510. Paiute operates an interstate gas transmission system and liquified natural gas storage facilities in northern Nevada.

  Southwest Gas Transmission Company ("SGTC"), a partnership made up of Southwest and a wholly-owned subsidiary, Utility Financial Corporation, and has its principal place of business at 5241 Spring Mountain Road, P.O. Box 98510, Las Vegas, NV 89193-8510. SGTC operates an interstate gas transmission system in southern Nevada.


Northern Pipeline Construction Co. (Northern), a wholly-owned subsidiary of Southwest, is a corporation incorporated under the laws of the State of Nevada and has its principal place of business at 5241 Spring Mountain
Road, P.O. Box 98510, Las Vegas, NV 89193-8510. Northern is a full-service underground piping contractor, which provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

               UTILITY SUBSIDIARY

  Black Mountain Gas Company (Black Mountain) is a wholly-owned subsidiary of Southwest. Black Mountain is incorporated under the laws of the State of Minnesota, having its principal place of business at 6021 East Cave
Creek Road, Cave Creek, AZ 85331. Black Mountain is now a propane utility serving retail gas customers in northern
Arizona.

Black Mountain's utility operation, which is regulated by the ACC, is located in Page, Arizona. The
Page operations includes an ACC regulated propane vapor distribution system in Page, Arizona, which serves approximately 1,340 residential and small commercial customers, and a non-regulated bulk propane sales operation that serves approximately 650 customers in and around Page, Arizona.


     2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES
     USED FOR THE GENERATION, TRANSMISSION, AND
     DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF
     NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION
     OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND
     ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING
     ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN
     WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED
     AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF
     SUCH STATE.

Southwest's properties consist primarily of transmission and distribution mains, compressor stations, peak shaving/storage plants, service lines, meters, and regulators which comprise the pipeline systems and facilities located in and around the communities served.
These communities include most of central and southern
Arizona, including the Phoenix and Tucson metropolitan areas, northern Nevada and the Las Vegas metropolitan area, and the Lake Tahoe area and the high desert and mountain areas in San Bernardino County, California.
Southwest also includes other properties such as land, buildings, furnishings, work equipment, vehicles and software systems in plant investment. The northern Nevada and northern California properties of Southwest are referred to as the northern system; the Arizona, southern
Nevada, and southern California properties are referred to as the southern system. Several properties are leased by Southwest, including a LNG storage plant on its northern
Nevada system, a portion of the corporate headquarters office complex located in Las Vegas, Nevada, and the administrative offices in Phoenix, Arizona. Total gas plant, exclusive of leased property, at December 31, 2003 was approximately $3.1 billion, including construction work in progress.

Southwest operates two primary pipeline transmission systems: (i) the system owned by Paiute, Southwest's nonutility subsidiary, extending from the Idaho-Nevada border to the Reno, Sparks, and Carson City areas and communities in the Lake Tahoe area in both California and Nevada and other communities in northern Nevada; and (ii) a system extending from the Colorado River at the southern tip of Nevada to the Las Vegas distribution area.

As discussed above, Black Mountain owns a propane vapor distribution system located in Page, Arizona, and properties related to its bulk propane sales. Black
Mountain holds other properties appurtenant to its propane operations.

     3.     THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR
     WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY
     PUBLIC UTILITY COMPANIES:

          a.     NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT
          RETAIL OR WHOLESALE) AND MCF OF NATURAL OR
          MANUFACTURED GAS DISTRIBUTED AT RETAIL.

  Southwest sold 108,690,917 Mcf of natural gas at retail and transported 128,671,877 Mcf of natural gas.

  Black Mountain sold 113,954 Mcf of propane gas at retail.

          b.     NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF
          NATURAL OR MANUFACTURED GAS DISTRIBUTED AT
          RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH
          COMPANY IS ORGANIZED.

  Southwest sold 102,046,326 Mcf of natural gas outside of the State in which it is organized, and transported 125,494,016 Mcf of natural gas outside of the State in which it is organized.

  Black Mountain sold 113,954 Mcf of propane gas outside of the State in which it is organized.


          c.     NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF
          NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE
          OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY
          IS ORGANIZED, OR AT THE STATE LINE.

  Southwest sold 60,712 Mcf of natural gas at wholesale outside the State in which it is organized.

  Black Mountain sold no propane gas at wholesale.

          d.    NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF
          NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE
          THE STATE IN WHICH EACH SUCH COMPANY IS
          ORGANIZED OR AT THE STATE LINE.

  Southwest purchased 104,966,955 Mcf of natural gas outside the State in which it is organized, or at the State line.

  Black Mountain purchased 113,954 Mcf of propane gas outside the State in which it is organized.

     4.     THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD
     WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS
     DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN
     UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED
     STATES DOLLARS.

          a.     NAME, LOCATION, BUSINESS ADDRESS AND
          DESCRIPTION OF THE FACILITIES USED BY THE EWG
          OR FOREIGN UTILITY COMPANY FOR THE GENERATION,
          TRANSMISSION, AND DISTRIBUTION OF ELECTRIC
          ENERGY FOR SALE OR FOR THE DISTRIBUTION AT
          RETAIL OF NATURAL OR MANUFACTURED GAS.

  Not applicable.

          b.     NAME OF EACH SYSTEM COMPANY THAT HOLDS AN
          INTEREST IN SUCH EWG OR FOREIGN UTILITY
          COMPANY, AND DESCRIPTION OF THE INTEREST HELD.

  Not applicable.





          c. TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF
          THE SECURITY OF THE EWG OR FOREIGN UTILITY
          COMPANY BY THE HOLDING COMPANY CLAIMING
          EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL
          OBLIGATION FOR WHICH THERE IS RECOURSE,
          DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY,
          OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

  Not applicable.

          d.     CAPITALIZATION AND EARNINGS OF THE EWG OR
          FOREIGN UTILITY COMPANY DURING THE REPORTING
          PERIOD.

  Not applicable.

          e. IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES
          OR REVENUES UNDER SUCH AGREEMENT(S).

  Not applicable.

                   EXHIBIT A

  A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF
THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST
CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET
OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE
OF SUCH CALENDAR YEAR.

  The attached statements show comparative income and balance sheet information for Southwest and Black Mountain for the year ended December 31, 2003. These numbers are provided for comparative purposes only in support of this Statement Claiming Exemption. The information is presented in non-GAAP format.


                   EXHIBIT B

AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH
EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN
           THE HOLDING COMPANY SYSTEM


Not Applicable.

  The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of October 2004.

                           SOUTHWEST GAS
CORPORATION


                           By:

                                Edward A. Janov
                                 Senior Vice
President/Finance



Attest:
             Robert M. Johnson
        Assistant General Counsel



NAME, TITLE, AND ADDRESS OF OFFICER TO WHOM NOTICES AND
CORRESPONDENCE CONCERNING THIS STATEMENT SHOULD BE
ADDRESSED:

Robert M. Johnson
Assistant General Counsel
Southwest Gas Corporation
5241 Spring Mountain Road
P.O. Box 98510
Las Vegas, NV  891930-8510

Margaret A. Moore
Van Ness Feldman, P.C.
Seventh Floor
1050 Thomas Jefferson Street, N.W.
Washington, D.C. 20007